Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Bitfarms Ltd. of our report dated March 28, 2022, relating to the consolidated financial statements, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-258788) of Bitfarms Ltd. of our report dated March 28, 2022 referred to above. We also consent to the references to us under the headings “Name of Experts” and “Interest of Experts”, which appears in the Annual Information Form included in the Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 28, 2022